December 14, 2005

Ms. Kate Tillan
Assistant Chief Accountant
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

Dear Ms. Tillan,

I am in receipt of your letter dated November 17, 2005, which contains comments and questions regarding the Forms 10-Q filed for the quarters ended March 31, June 30, and September 30, 2005.  We have carefully reviewed your questions and offer the following explanations and answers below.

1.     Forms 10-Q for the Quarters Ended March 31 and June 30, 2005

 Staff Comment:

We note that you have not furnished the Exhibit 32 certifications in your Forms 10-Q for the quarters ended March 31, and June 30, 2005.  Please amend your filings to furnish these exhibits or tell us why you are not required to furnish these certifications.  Please refer to Rule 15d-14 of the Securities Exchange Act and Section III.B of Management's Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238.

 Response:

The Company has reviewed Rules 15d-14 and SEC Release No. 33-8238.  The Company is not subject to Section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") and is not required to file reports under Section 13(a) of the Exchange Act. The Company files its reports voluntarily pursuant to an indenture covenant.  The Company believes, therefore, that the above rules do not apply to its filings, notwithstanding the staff's informal guidance referred to above.  Nevertheless, the Company herewith files Form 10-Q/A (Amendment No. 1) for the period ending March 31, 2005, and Form 10-Q/A (Amendment No. 1) for the period ending June 30, 2005 including the Exhibit 32 certifications required by Section 906 of the Sarbanes Oxley Act.

2.    Note M. Affiliated Transactions, Page 10, Form 10-Q for the Quarter Ended September 30, 2005

 Staff Comment:

We note from page 11 that you recorded $7,966,000 in operating income during the third quarter of 2005 as a result of receiving $15 million in fees and repayments from a refinancing transaction related to Healthcare Products Industries, Inc.  Please respond to the following comments:

Please tell us and disclose in future filings the significant terms of the refinancing transaction and how you accounted for and measured the related gain of $7,966,000
Please tell us why you classified the gain within operating income
Please tell us the accounting literature upon which you relied and explain how you applied that literature to this transaction
Please tell us how you define the term "affiliate" as used in Note M. That is, discuss whether these transactions relate to investments accounted for under the equity method or to companies that are consolidated. If the "affiliates" are consolidated companies that are not majority owned, then please tell us the basis for their consolidation under U.S. GAAP

Please revise MD&A in future filings to discuss the nature and timing of this gain and its impact on your results of operations and cash flows.

 Response:

Healthcare Products Industries, Inc. ("HPI") is designated as an affiliate of the Company due to partial common ownership between the Company and HPI.  The Company has no ownership in HPI and HPI is not consolidated with the Company under U.S. GAAP.  During the third quarter, HPI undertook an independent refinancing of its obligations with several new third party lenders.  A portion of the proceeds from the refinancing was used to repay obligations to the Company.  The resulting gain on the repayment was calculated as follows:

Proceeds to the Company		$15,000,000

Balances recorded on Company's books:
10 3/4% Demand Promissory Note due 10/31/08	$ 7,289,000
Accrued and unpaid interest on Note	4,786,000
Accrued and unpaid management fees	1,480,000
Accrued and unpaid '99 and '04 financing fees	1,000,000
Amounts previously paid by Company on behalf of HPI	5,858,000
Book reserves against receivables	(13,379,000)

Gain recorded on transaction		$ 7,034,000

		$ 7,966,000

 In 1999, the Company believed that due to certain restrictions in HPI's credit agreements with its third party lenders, the collectability of  the Note was uncertain, and that the entire value of the asset was impaired.  At that time, the Company consulted Financial Accounting Standards Board Statement No. 5, "Accounting for Contingencies" (FAS 5), and determined that an impairment charge should be taken to the Company's income statement for the full amount of the Note in order to create a reserve against this asset.  The Company has continued to review the collectability of the net receivable balance and has periodically recorded reserves against the receivable balances as deemed necessary by FAS 5.

 The above gain was classified within operating income due to two factors, (1) the additions to the reserves against the receivables were charged to operating income, and, (2) the Company has a history of managing and advising various affiliated companies and receiving a fee for these services.  Certain components of the Company's net receivable from HPI included fees for these services, namely management fees and financing fees.  These fees are routinely classified within operating income in the Company's financial statements.

 The Company will disclose the nature of the gain and discuss its impact on the results of operations and cash flows in MD&A in future filings.

 Jordan Industries, Inc. hereby acknowledges that:

it is responsible for the adequacy and accuracy of the disclosure in its filings;
staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

 Please feel free to contact me should you have any additional questions or comments regarding our filing.

 Best regards,

 /s/  Norman R. Bates

Norman R. Bates
Chief Financial Officer
Jordan Industries, Inc.